VIA EDGAR
January 12, 2011

Mr. Mark Webb
Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Webb:

This letter will respond to your most recent comment letter dated December 14, 2010 sent to Tompkins Financial Corporation (the “Company”) concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

To aid in your review, we have repeated the staff’s comments in italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

1.
We note your response to prior comment 14 in our letter dated August 5, 2010. We also note on page 17 of your proxy statement that cash bonuses are paid based on three factors (company results, department/business unit goals, and individual goals) and that the company results are reviewed in three areas (achievement of annual goals, performance compared to peers and strategic development). Please tell us what the “annual goals” were.

As was indicated in our prior responses to comments regarding performance targets, the Company’s Compensation Committee does not make its determinations in any formulaic or quantifiable manner. Rather, it considers a wide variety of factors and then exercises full discretion in making its compensation determinations. With respect to the reference to specific “performance targets” that may be included in those deliberations, such targets are, in fact, disclosed in the Company’s proxy statement. Although the proxy statement made reference to “goals,” those that might be considered by the Committee are not necessarily financial or economic in nature, nor do they consist of quantifiable targets. Rather, the success of any business unit or individual in achieving goals or objectives is a subjective determination made by each member of the Committee based on his or her assessment of the unit’s or the individual’s performance in the prior year. For example, compensation determinations for a specific executive may include the Committee’s assessment of factors like skill development, leadership ability or other non-quantifiable performance factors.

To the extent that future compensation determinations are based in part on quantifiable performance targets or clearly identifiable goals, these will be disclosed in the Company’s proxy statements.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Part I – Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Regulatory Capital Analysis, page 38.

2.
Please amend your Form 10-Q to disclose the effect the higher capital ratios required by the Office of the Comptroller of the Currency have had and will have on your operations. We note your response to prior comment 17 in our letter dated August 5, 2010.

In connection with its preparation of its Quarterly Report on Form 10-Q, the Company included additional disclosure regarding the background of the agreement of Mahopac National Bank to maintain higher capital ratios. In the course of completion of the Quarterly Report, moreover, the Company also re-evaluated the impact of that agreement on its operations, taking into account, among other things, the improved levels of capital since its response to prior comment 17. The Company concluded that the agreement will not affect its use of capital resources or otherwise have any material adverse impact, so that any additional disclosure was not required.

Part II – Item 1A. Risk Factors.

3.	Please amend your Form 10-Q to include the new risk factors you provided in response to prior comment 2 in our letter dated August 5, 2010.

It is the Company’s intent to include the additional risk factors set out in the Company’s response to the prior comment letter in its Annual Report on Form 10-K for the period ended December 31, 2010. As was indicated in the release adopting the requirement for risk factor disclosure in periodic reports, issuers must undertake a review of changes in their operations, financial results, financial condition, and other circumstances in order to prepare portions of quarterly reports and the risk factor disclosure required in Form 10-Q is intended to reflect material changes from the previously disclosed risk factors. Since the risk factors set out in the response to the SEC comments do not address matters arising during the third quarter and do not constitute material changes from the previously disclosed risk factors, and since the Company had not received any response from the staff prior to the filing of its Report on Form 10-Q, it was the intent of the Company to include these additional risk factors, together with any other risk factors it might identify in the course of its annual review, in its Annual Report on Form 10-K for the year ended December 31, 2010. The Company continues to believe that inclusion of these additional risk factors in its Annual Report is appropriate.

The Company again acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosures in its reports filed with the Commission; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

While we believe that this letter responds to the remaining comments set out in your most recent letter, we stand ready to respond to any further comments or questions the staff may have, and to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please call me at (607) 274-2037.

Sincerely,

/s/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President
& Chief Financial Officer
(Principal Financial Officer)
(Principal Accounting Officer)